SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

GOL Announces June 2009 Traffic Figures

São Paulo, July 6, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low cost and low tariff airline in Latin America, announces its preliminary traffic figures for June 2009.

Management Comments

June 2009 reflected the beginning of activities related to the gradual and planned increase in the utilization of the Company’s operational fleet, an important factor in diluting operating costs. This is taking place in a sustainable manner, given that the second half is seasonally characterized by higher demand than the first six months. In June, for the first time in 2009, the average number of hours during which GOL’s fleet was operating (measured in block hours) was around 12 hours per day.

Domestic market and	Thus, although the supply of total system seats (measured in ASK – available seat kilometers) suffered an apparent reduction of 1.2% over May 2009, the daily average ASK (adjusted for the difference in days between the two months: 30 in June and 31 in May) moved up by 2%. In year-over-year terms, however, ASK fell by 4.9%, due to GOL’s strategic repositioning – in mid-2008, it discontinued flights between Brazil and all destinations outside South America.
consolidated load factors total
65.6% and 63.8%,
respectively, in June.

In line with its focus on increasing the profitability of its route network, most supply was directed towards the domestic market, where ASK dipped by 0.7% between May and June (but moved up 2.6% in daily average terms) and climbed by 3% over June 2008.

In addition to GOL’s competitive advantages in terms of cost leadership and greater frequency of flights between Brazil’s leading airports, the SMILES mileage program and the new fare packages made a positive contribution to increasing the Company’s air traffic.

Operating Data	June 2009 *	June 2008 *	% Chg. (YoY)	May 2009 *	% Chg. (MoM)
Total System
ASK (mm) (1)	3,252.8	3,418.8	-4.9%	3,293.8	-1.2%
RPK (mm) (2)	2,074.7	2,234.4	-7.1%	1,908.4	8.7%
Load Factor (3)	63.8%	65.4%	-1.6 pp	57.9%	5.9 pp
Domestic Market
ASK (mm) (1)	2,832.2	2,749.9	3.0%	2,851.9	-0.7%
RPK (mm) (2)	1,858.6	1,844.3	0.8%	1,700.2	9.3%
Load Factor (3)	65.6%	67.1%	-1.5 pp	59.6%	6.0 pp
International Market
ASK (mm) (1)	420.6	668.9	-37.1%	441.9	-4.8%
RPK (mm) (2)	216.0	390.1	-44.6%	208.2	3.8%
Load Factor (3)	51.4%	58.3%	-6.9 pp	47.1%	4.3 pp

June’s traffic figures reflected the impact of a series of promotions in recent months, including special fare offers and SMILES promotions (e.g. double mileage), designed to attract passengers and improve the Company’s position in this low, pre-vacation season.

Press Release

As result, total system traffic (measured in RPK – revenue passenger klilometers) inceased by 0.8% over June 2008 and 9.3% over May 2009, the peak of the low season. International traffic recorded a similar month-over-month trajectory, moving up by 3.8%, but dropped by 44.6% year-over-year due to the elimination of the long-haul routes.

Consequently, GOL recorded a consolidated load factor of 63.8%, 1.6 percentage point down on the 65.4% registered in June 2008 and 5.8 percentage points above the 57.9% recorded in the previous month. The domestic load factor stood at 65.6% and the international one at 51.4%, both of which still below the same month last year and substantially higher than in May 2009.

This seasonal positioning reflected the strategic reduction in yield, which reached its lowest level of the year in June, below the R$ 19.43 cents (R$) recorded in 2Q08. For the second quarter as a whole, yield increased in year-over-year terms but was below the R$ 21.93 cents (R$) posted in the first quarter, albeit within the Company’s expectations.

Operating Data	2Q09 *	2Q08 *	% Chg.	1Q09 *	% Chg.
Total System
ASK (mm) (1)	9,635.2	10,677.0	-9.8%	9,548.1	0.9%
RPK (mm) (2)	5,794.7	6,897.0	-16.0%	5,820.5	-0.4%
Load Factor (3)	60,1%	64.6%	-4.5 pp	61.0%	-0.8 pp

( * ) June 2009 and 2Q09 – preliminary figures; June 2008, May 2009, 1Q09 and 2Q08 – ANAC figures.

(1) Available seat kilometers, or ASK, represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.
(2) Revenue passenger kilometers, or RPK, represents the number of kilometers flown by revenue passengers.
(3) Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

CONTACT:
Investor Relations

Leonardo Pereira - CFO and IRO
Rodrigo Alves – Head of IR
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ir

Corporate Communication
Phone.: (55 11) 2128-4413
comcorp@golnaweb.com.br

Media Relations
FSB Comunicações (Brazil)
Carolina Stefanini / Érica Arruda
Phone.: (55 11) 3061-9596
(55 11) 2128-4420
carolina.stefanini@fsb.com.br or
erica.arruda@fsb.com.br

Edelman (EUA and Europe):
M. Smith and N. Dean
Phone.: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the largest low cost and low tariff airline in Latin America, offers around 800 daily flights to 49 destinations that connect all the important cities in Brazil and nine major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. The Company’s service is recognized as the best value proposition in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.